UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a)

NEW PARADIGM PRODUCTIONS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

647862 20 0
(CUSIP Number)

Pengfei Liu
Dabao Industrial Zone
Shishi City, Fujian Province
China 362700
86-595-8898-7588
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2007
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pengfei Liu
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS SC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,706,537 shares of Common Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,706,537 shares of Common Stock
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,706,537 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.96
14		TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

The name of the issuer is New Paradigm Productions, Inc., a Nevada corporation (the "Company"), which has its principal executive offices at Dabao Industrial Zone, Shishi City, Fujian Province, China 362700. This statement relates to the Company's common stock, $0.001 par value per share (the "Common Stock").

Item 2. Identity and Background.

(a)	The name of the person filing this statement is Pengfei Liu (the "Reporting Person").

(b)	The business address of the Reporting Person is Dabao Industrial Zone, Shishi City, Fujian Province, China 362700.

(c)	The Reporting Person is the Company's Chief Executive Officer and Secretary.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person received the right to purchase securities covered by this statement in connection with that certain share exchange agreement (the "Share Exchange Agreement") entered into among the Company, Nice Enterprise Trading H.K. Co., Ltd. ("Nice Enterprise") and its shareholders. Prior to the close of the Share Exchange Agreement, the Reporting Person owned 7,493 ordinary shares of Nice Enterprise, or 74.93% of its total issued and outstanding stock. Pursuant to the Share Exchange Agreement, the Reporting Person exchanged all of his shares of Nice Enterprise for 11,706,537 Common Stock shares of the Company.

In connection with the Share Exchange Agreement, the Reporting Person entered into an agreement with the Company in which he agreed not to dispose of, directly or indirectly, any of his shares from the November 17, 2007 Share Exchange Agreement until 180 days following the effective date of the Registration Statement (the “Lockup Agreement”).

In connection with a related financing transaction pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”), the Reporting Person entered into a make good arrangement with a group of private placement investors in which the Reporting Person agreed to place into escrow 6,199,441 shares of Common Stock of the Company he beneficially owns. If the Company does not generate net income of $10.549 million for the fiscal year ending December 31, 2008 and $14.268 million for the fiscal year ending December 31, 2009 the shares held in escrow will be transferred to the private placement investors, on a pro rata basis in accordance with the following formula: If the 2008 net income threshold is not achieved then an amount of shares equal to (($10.549 million - 2008 Adjusted Net Income)/$10.549 million) multiplied by 50% of the escrowed shares will be transferred to the private placement investors. If the 2009 net income threshold is not achieved then an amount of shares equal to (($14.268 million - 2009 Adjusted Net Income)/$14.268 million) multiplied by 50% of the escrowed shares will be transferred to the private placement investors. In the event that the net income for 2008 and 2009 meet the minimum net income thresholds for those respective years, then no transfer of the escrowed shares shall be made to the private placement investors and the shares will then be returned to the Reporting Person.

Item 4. Purpose of Transaction.

The purpose of this transaction was to obtain a controlling interest in the Company through a reverse acquisition. In connection with the Share Exchange Agreement, there were changes to the Company's board of directors which are described in more detail in the Current Report Form 8-K filed by the Company on November 23, 2007.

Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Person has made no plans or proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)
As of the date hereof, the Reporting Person is the beneficial owner of 11,706,537 shares of the Company’s Common Stock, which represents approximately 50.96% of the Company’s issued and outstanding Common Stock shares. The calculation of the foregoing percentage is on the basis of 22,972,301 Common Stock shares issued and outstanding as of the close of the Share Exchange Agreement and Securities Purchase Agreement, on November 17, 2007. The Securities Purchase Agreement is described in more detail in the Form 8-K referred to above.

(b)	The Reporting Person has the sole power to vote and dispose of the 11,706,537 Common Stock shares.

(c)
Other than the transactions in connection with the Share Exchange Agreement, Lock-up Agreement, Securities Purchase Agreement and make good arrangement described in Item 3 above, the Reporting Person did not effect any transactions in the issuer's securities within the past 60 days.

(d)
Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person's securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the Current Report Form 8-K filed by the Company on November 23, 2007, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

2.1
Share Exchange Agreement, dated November 17, 2007, by and among the Company, Nice Enterprise and its shareholders. [Incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed on November 23, 2007.]

10.1	Lock-up Agreement, dated November 17, by and among the Company and Pengfei Liu. [Incorporated by reference to Exhibit 10.4 of Company’s Current Report on Form 8-K filed on November 23, 2007.]

10.2	Form of Securities Purchase Agreement, dated November 17, 2007. [Incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on November 23, 2007.]

10.3
Make Good Escrow Agreement, dated November 17, 2007, by and among the Registrant, Sterne Agee & Leach, Inc., Mr. Pengfei Liu, and Interwest Transfer Co., Inc. [Incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on November 23, 2007.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2007

/s/Pengfei Liu
Pengfei Liu
Stockholder